

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

James Koh
Chief Executive Officer and Chief Financial Officer
BlueOne Card, Inc.
4695 MacArthur Court Suite 1100
Newport Beach, CA 92660

> **Re: BlueOne Card, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed February 26, 2020**
> **File No. 000-56060**

Dear Mr. Koh:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Trade & Services